Exhibit 99.2

111, Inc. Announces Second Quarter 2020 Unaudited Financial Results

SHANGHAI, August 20, 2020 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a company dedicated to digitally connecting patients with drugs and healthcare services in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights

•	Net revenues were RMB1.62 billion (US$229.6 million), representing an increase of 93.5% year-over-year.

•	Operating expenses[1] were RMB177.5 million (US$25.1 million), representing an increase of 24.2% year-over-year. Operating expenses accounted for 10.9% of net revenue this quarter as compared to 17.0% in the same quarter of last year.

•	Number of pharmacies served increased to more than 280,000 as of June 30, 2020, compared to more than 190,000 pharmacies as of June 30, 2019.

•	Quarterly pharmacy order numbers reached 557,000, representing an increase of 188.6% year-over-year.

[1]	Operating expense consists of fulfillment expenses, selling and marketing expenses, general and administrative expenses, technology expenses and other operating expenses.

“Sustaining on the strong momentum from the previous quarter, the Company once again delivered strong financial results in the second quarter of 2020, and made tremendous progress on our path to sustainable profitability. Net revenue was RMB1.62 billion, representing a year-over-year increase of 93.5%. Gross profit increased by 101.3%, and the non-GAAP net loss continued to narrow from 10.1% last year to 4.9% as a percentage of net revenue, another step closer to profitability,” said Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111.

“We delivered strong performances across all of our business segments, a testament to the success of our multifaceted growth strategy. In our B2B segment, revenue grew by 113.7% to RMB1.39 billion, while orders saw an increase of 188.6% over the same period last year. Our extensive virtual pharmacy network is the largest in the country, covering more than 50% of total drugstores in China. In the quarter, the network expanded to more than 280,000 retail pharmacies, an increase of 47% year-over-year,” Mr. Liu said.

“In our B2C segment where the lifetime value of a customer is largely driven by recurring services such as online consultations and e-prescriptions, during this period, service revenue grew by 46% year-over-year to RMB6.2 million, while product revenue showed steady growth over the last two quarters. Our omni-channel drug commercialization services for global pharmaceutical companies have also seen encouraging early results. We are pleasantly surprised by the performance of Eli Lilly’s diabetes drug Trulicity and Novartis’ Cosentyx on our platform. Both drugs are blockbusters in their respective categories in the United States, and we are confident that we can help them achieve their potential in the Chinese market.”

He continued, “Driven by the strong demand from pharmaceutical product online retailers, revenue for our E-Channel segment grew by 112.8% year over year to RMB63.7 million, while the number of orders increased by 216% over the same period last year.”

“As we seek to accelerate growth, we’re continually exploring new strategic opportunities that can leverage our existing infrastructure while deepening our core competency in digital healthcare. Towards that end, we’re building the capability to extend our omni-channel healthcare ecosystem beyond today’s focus on treatment of minor ailments to a support system for patients in their ongoing management of medical conditions. This allows us to have a more comprehensive view of each patient, which we believe will help them achieve better health outcomes, while opening up a vast new market for the Company.”

“As proof of our belief in and commitment to this opportunity, we recently launched in Shanghai the Lung Cancer Patient Care Program for holistic management of the disease. The program, spearheaded by the China Primary Health Care Foundation, offers diagnostic and treatment services and resources for lung cancer patients. Delivered via a full life-cycle doctor-patient interactive platform to be established and operated by 111, patients can access disease education materials, medication guides, online consultation, follow-up consultation and clinic visitation,” he explained.

“As we further strengthen our digital healthcare infrastructure, we bring ever-greater value to our customers. Our cloud-based, AI-driven system enables our customers to better target and meet the needs of their end consumers, and doing so with greater efficiency and effectiveness. But the benefits of our digital capabilities accrue not only to our customers, but also to our own operations. Empowered by these industry-leading tools, our business development team is able to provide better service to prospects and customers alike, achieving higher conversion rates and customer loyalty.”

“To support our ongoing investments in these strategic growth opportunities, we have taken steps to strengthen our financial flexibility. On August 17, 2020, we completed the capital injection from new investors with an aggregate of RMB419.2 million (US$60.49 million) in our principal subsidiary Yao Fang Information Technology (Shanghai) Co., Ltd. at a pre-money valuation of RMB8.33 billion (US$1.2 billion). In addition, we announced today our strategic plan to pursue a listing of this principal subsidiary on the Shanghai Stock Exchange’s ‘STAR Market’ to access to China’s capital markets.”

“While we are grateful that life is slowly returning to some form of normalcy, given the Chinese Government’s effective control of the pandemic, risks remains given the fluidity of the situation and uncertainties around the global economy. Particularly in face of these unprecedented challenges, our results in the first half of 2020 once again demonstrated the power of our technology-enabled and integrated model, and the effectiveness of our disciplined execution. Looking forward to the rest of the year and beyond, we will continue to stay focused on executing against our four growth pillars to deliver long-term value to our shareholders. With our strengthened financial position from the capital injection, we have greater flexibility to seek out and capitalize on strategic market opportunities, further strengthening our digital capabilities, accelerating our business growth and expediting our next phase of expansion,” Mr. Liu concluded.

Share Repurchase Program

On August 14, 2019, the Company’s Board of Directors approved a share repurchase program of up to US$10 million, as a vote of confidence in the Company's prospects. As of June 30, 2020, the Company had repurchased 998,810 ADSs for a total consideration of US$4.9 million.

Second Quarter 2020 Financial Results

Net revenues were RMB1.62 billion (US$229.6 million), representing an increase of 93.5% from RMB838.2 million in the same quarter of last year.

Prior to January 1, 2020, the Group had two reportable segments, including B2C segment and B2B segment. Based on its assessment of 2020, the Group changed its reportable segment presentation to include its E-Channel sales as a separate reportable segment and allocated its service revenue into B2B and B2C segments. As of June 30, 2020, the Group’s three reportable segments include B2C segment, B2B segment, and E-Channel segment. The Company has updated segment results in prior comparative periods to conform to the current segment presentation as follows:

(In thousands RMB)	For the three months ended June 30,
	2019	2020	YoY
B2B Revenue
Product	649,936	1,387,557	113.5%
Service	1,004	3,249	223.5%

Sub-Total	650,940	1,390,806	113.7%

Cost of Products Sold[2]	643,725	1,345,697	109.0%

Segment Profit	7,215	45,109	525.3%
Segment Profit %	1.1%	3.2%	0

(In thousands RMB)	For the three months ended June 30,
	2019	2020	YoY
B2C Revenue
Product	153,092	161,206	5.3%
Service	4,215	6,152	46.0%

Sub-Total	157,307	167,358	6.4%

Cost of Products Sold[2]	124,498	132,129	6.1%

Segment Profit	32,809	35,229	7.4%
Segment Profit %	20.9%	21.1%	0

(In thousands RMB)	For the three months ended June 30,
	2019	2020	YoY
E-Channel Revenue
Product	29,914	63,652	112.8%

Cost of Products Sold[2]	27,843	59,245	112.8%

Segment Profit	2,071	4,407	112.8%
Segment Profit %	6.9%	6.9%	0

[2]	For segment reporting purposes, purchase rebate is allocated to B2C segment, B2B segment and E-Channel segment primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses.

Operating costs and expenses were RMB1.71 billion (US$242.7 million), representing an increase of 82.6% from RMB939.0 million in the same quarter of last year.

•	Cost of products sold was RMB1.54 billion (US$217.6 million), representing an increase of 93.1% from RMB796.1 million in the same quarter of last year. The increase was primarily due to our rapid revenue growth in B2B business, which increased by 113.5% as compared to the same quarter last year.

•	Fulfillment expenses were RMB43.6 million (US$6.2 million), representing an increase of 59.1% from RMB27.4 million in the same quarter of last year. Fulfillment expenses accounted for 2.7% of net revenues this quarter as compared to 3.3% in the same quarter of last year.

•	Selling and marketing expenses were RMB81.2 million (US$11.5 million), representing an increase of 8.2% from RMB75.0 million in the same quarter of last year, mainly due to increase in the number of sales staffs and expenses associated with the expansion of the B2B business. As a percentage of net revenues, selling and marketing expense further reduced to 5.0% in the quarter from 8.9% in the same quarter of last year.

•	General and administrative expenses were RMB38.3 million (US$5.4 million), representing an increase of 34.4% from RMB28.5 million in the same quarter of last year. As a percentage of net revenues, general and administrative expense reduced to 2.4% in the quarter from 3.4% in the same quarter of last year.

•	Technology expenses were RMB18.4 million (US$2.6 million), representing an increase of 49.6% from RMB12.3 million in the same quarter of last year, mainly due to our increased investment in technology. Technology expenses accounted for 1.1% of net revenues this quarter as compared to 1.5% in the same quarter of last year.

Loss from operations was RMB92.7 million (US$13.1 million), compared to RMB100.8 million in the same quarter of last year. As a percentage of net revenues, loss from operations further decreased to 5.7% in the quarter from 12.0% in same quarter of last year.

Non-GAAP Loss from operations[3] was RMB78.8 million (US$11.2 million), compared to RMB85.3 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 4.9% in the quarter from 10.2% in same quarter of last year.

Net loss attributable to ordinary shareholders was RMB92.7 million (US$13.1 million), compared to RMB100.2 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 5.7% in the quarter from 12.0% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders[4] was RMB78.8 million (US$11.2 million), compared to RMB84.7 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 4.9% in the quarter from 10.1% in same quarter of last year.

Loss per ADS was RMB1.12 (US$0.16), compared to RMB1.22 for the same quarter of last year.

Non-GAAP Loss per ADS[5] was RMB0.95 (US$0.14), compared to RMB1.03 for the same quarter of last year.

As of June 30, 2020, the Company had cash and cash equivalents, and restricted cash of RMB743.5 million (US$105.2 million), compared to RMB697.7 million as of December 31, 2019.

[3]	Non-GAAP loss from operations represents loss from operations excluding share-based compensation expenses.

[4]	Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses and impairment loss of long-term investment.

[5]	Non-GAAP loss per ADS represents loss per ADS excluding share-based compensation expenses and impairment loss of long-term investment per ADS.

Business Outlook

For the third quarter of 2020, the Company expects its total net revenues to be between RMB2 billion and RMB2.17 billion, representing a year-over-year growth of approximately 80.1% to 95.4%.

The above outlook is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to changes.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, August 20, 2020 (7:30 PM Beijing Time on August 20, 2020).

Details for the conference call are as follows:

Event Title:	111, Inc. Second Quarter 2020 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/7482148

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until August 28, 09:59 P.M. ET on:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	7482148

A live and archived webcast of the conference call will be available on the Investor Relations section of 111's website at http://ir.111.com.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, non-GAAP measures, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses and impairment loss of long-term investment. The Company defines non-GAAP loss per ADS as loss per ADS excluding share-based compensation expenses and impairment loss of long-term investment per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. Impairment loss of long-term investment is a non-cash, non-recurring expense that occurred in the historical period. As a result, management excludes these two items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses and impairment loss of long-term investment provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2020.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a company dedicated to digitally connecting patients with drugs and healthcare services in China. The Company provides hundreds of millions of consumers with better access to pharmaceutical products and medical services directly through its online retail pharmacy and indirectly through its offline pharmacy network. 111 also offers online medical services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation and electronic prescription services. In addition to providing direct services to consumers through its online retail pharmacy, 111 also enables offline pharmacies to better serve their customers. The Company's online wholesale pharmacy, 1 Drug Mall, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. The Company's New Retail platform, by integrating the front and back ends of the pharmaceutical supply chain, has formed a smart supply chain, which transforms the flow of pharmaceutical products to pharmacies and modernizes how they serve their customers.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

GCM Strategic Communications

IR Counsel

Email: 111.ir@gcm.international

111, Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	As of	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	581,281	703,713	99,604
Restricted cash	116,441	39,787	5,631
Accounts receivable, net	65,247	140,897	19,943
Notes receivable, net	23,587	12,953	1,833
Inventories	486,271	599,863	84,905
Prepayments and other current assets	208,604	260,677	36,896
Total current assets	1,481,431	1,757,890	248,812
Property and equipment, net	29,836	28,598	4,048
Intangible assets	8,022	7,985	1,130
Long-term investments	140	140	20
Other non-current assets	3,009	3,426	485
Operating lease right-of-use assets	87,855	87,570	12,395
Total Assets	1,610,293	1,885,609	266,890

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the company
Short-term borrowings	95,081	149,700	21,189
Accounts payable	444,334	852,959	120,729
Accrued expense and other current liabilities	234,008	232,372	32,890
Total Current liability	773,423	1,235,031	174,808
Long-term operating Lease Liabilities	57,011	54,542	7,720
Other non-current Liabilities	5,936	4,836	684
Total Liabilities	836,370	1,294,409	183,212

Shareholders' Equity
Ordinary shares	55	55	8
Treasury shares	(22,991)	(34,972)	(4,950)
Additional paid in capital	2,606,486	2,640,533	373,743
Accumulated deficit	(1,883,335)	(2,100,680)	(297,332)
Accumulated other Comprehensive Income	76,441	90,189	12,765
Total shareholders' equity	776,656	595,125	84,234
Non-controlling interest	(2,733)	(3,925)	(556)
Total equity	773,923	591,200	83,678
Total liabilities and equity	1,610,293	1,885,609	266,890

111, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	838,161	1,621,816	229,553	1,493,762	3,197,484	452,574
Operating Costs and expenses:	—	—	—	—	—	—
Cost of products sold	(796,066)	(1,537,071)	(217,558)	(1,418,400)	(3,025,141)	(428,181)
Fulfillment expenses	(27,421)	(43,616)	(6,173)	(48,674)	(99,219)	(14,044)
Selling and marketing expenses	(75,038)	(81,199)	(11,493)	(150,499)	(176,950)	(25,046)
General and administrative expenses	(28,510)	(38,290)	(5,420)	(56,044)	(67,946)	(9,617)
Technology expenses	(12,299)	(18,404)	(2,605)	(27,329)	(39,441)	(5,583)
Other operating income (expenses), net	334	4,052	574	(162)	4,806	680
Total Operating costs and expenses	(939,000)	(1,714,528)	(242,675)	(1,701,108)	(3,403,891)	(481,791)
Loss from operations	(100,839)	(92,712)	(13,122)	(207,346)	(206,407)	(29,217)
Interest income	1,419	1,121	159	3,360	1,409	199
Interest expense	(70)	(2,067)	(293)	(349)	(3,671)	(520)
Foreign exchange (loss) gain	(3,165)	30	4	(6,010)	(10,966)	(1,551)
Total Finance expenses	(1,816)	(916)	(130)	(2,999)	(13,228)	(1,872)
Investment Impairment	—	—	—	(11,000)	—	—
Other Income, net	1,959	551	78	1,746	1,099	156
Loss before income taxes	(100,696)	(93,077)	(13,174)	(219,599)	(218,536)	(30,933)
Income tax expense	—	—	—	—	—	—
Net Loss	(100,696)	(93,077)	(13,174)	(219,599)	(218,536)	(30,933)
Net Loss attributable to non-controlling interest	470	344	49	883	1,191	169
Net Loss attributable to ordinary shareholders	(100,226)	(92,733)	(13,125)	(218,716)	(217,345)	(30,764)
Other comprehensive loss	—	—	—	—	—	—
Unrealized gains of available -for-sale securities, net of tax of nil for the period end	2,465	—	—	4,220	—	—
Realized loss of available-for-sale debt securities, net of tax	(511)	—	—	(598)	—	—
Foreign currency translation adjustments	19,173	(558)	(79)	(3,400)	13,720	1,942
Comprehensive loss	(79,099)	(93,291)	(13,204)	(218,494)	(203,625)	(28,822)
Loss per share:			—	—	—	—
Basic and diluted	(0.61)	(0.56)	(0.08)	(1.34)	(1.32)	(0.19)
Loss per ADS:			—	—	—	—
Basic and diluted	(1.22)	(1.12)	(0.16)	(2.68)	(2.64)	(0.37)
Weighted average number of shares used in computation of loss per share			—	—	—	—
Basic and diluted	163,750,044	164,791,574	164,791,574	163,435,631	164,566,125	164,566,125

111, Inc. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
	For the three months ended June 30,			For the six months ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used)/provided in operating activities	(93,495)	126,036	17,839	(152,815)	14,089	1,994
Net cash used in investing activities	(52,570)	(2,922)	(414)	(58,999)	(7,091)	(1,004)
Net cash provided by financing activities	21,491	95,154	13,468	42,290	30,695	4,345
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	11,342	218	31	(5,995)	8,085	1,144
Net (decrease)/increase in cash and cash equivalents, and restricted cash	(113,232)	218,486	30,924	(175,519)	45,778	6,479
Cash and cash equivalents, and restricted cash at the beginning of the period	791,453	525,014	74,311	853,740	697,722	98,756
Cash and cash equivalents, and restricted cash at the end of the period	678,221	743,500	105,235	678,221	743,500	105,235

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	100,839	92,712	13,122	207,346	206,407	29,217
Add: Share-based compensation expenses	(15,576)	(13,907)	(1,968)	(26,803)	(29,107)	(4,120)
Non-GAAP loss from operations	85,263	78,805	11,154	180,543	177,300	25,097

Net Loss attributable to ordinary shareholders	100,226	92,733	13,125	218,716	217,345	30,764
Add: Share-based compensation expenses	(15,576)	(13,907)	(1,968)	(26,803)	(29,107)	(4,120)
Impairment loss of long-term investment	—	—	—	(11,000)	—	—
Non-GAAP net Loss attributable to ordinary shareholders	84,650	78,826	11,157	180,913	188,238	26,644

Loss per ADS:
Basic and diluted	1.22	1.12	0.16	2.68	2.64	0.37
Add: Share-based compensation expenses and impairment loss of long-term investment per ADS	(0.19)	(0.17)	(0.02)	(0.47)	(0.35)	(0.05)
Non-GAAP Loss per ADS	1.03	0.95	0.14	2.21	2.29	0.32